UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IDERA PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

45168K306

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45168K306	13G/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castellina Ventures Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,248,338
	6.	SHARED VOTING POWER --0--
	7.	SOLE DISPOSITIVE POWER 2,248,338
	8.	SHARED DISPOSITIVE POWER --0--
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,248,338
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

The percentage of shares beneficially owned as set forth in row 11 above is based on 28,872,026 shares of common stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed on November 6, 2019.

CUSIP No. 45168K306	13G/A	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ballaison Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,248,338
	6.	SHARED VOTING POWER --0--
	7.	SOLE DISPOSITIVE POWER 2,248,338
	8.	SHARED DISPOSITIVE POWER --0--
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,248,338
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

The percentage of shares beneficially owned as set forth in row 11 above is based on 28,872,026 shares of common stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed on November 6, 2019.

CUSIP No. 45168K306	13G/A	Page 4 of 6 Pages

This Schedule 13G/A (#1), together with the initial Schedule 13G filed September 4, 2018, the “Schedule 13G”) relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Idera Pharmaceuticals, Inc., a Delaware corporation.

Castellina Ventures Ltd. (“Castellina”) is a limited company organized under the laws of the British Virgin Islands whose principal business address and principal office address is 325 Waterfront Drive, Omar Hodge Building, 2nd Floor, Wickham’s Cay, Road Town, Tortola, British Virgin Islands. The Ballaison Trust is the sole shareholder of Castellina.

The Ballaison Trust is a trust established under the laws of New Zealand whose principal business address and principal office address is 14, rue de la Corraterie, PO Box 5209, CH-1211 Geneva 11. Edward Martin-Du Pan and Yves Bruderlein are the trustees of The Ballaison Trust. The Ballaison Trust was established for the principal purpose of holding and preserving assets for the benefit of its beneficiaries.

Item 1(a). Name of Issuer:

Idera Pharmaceuticals, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

505 Eagleview Blvd., Suite 212, Exton, Pennsylvania 19341

Item 2(a). Name of Person Filing:

(i) Castellina Ventures Ltd. and (ii) The Ballaison Trust

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons:

Rue de la Corraterie 14

PO Box 5209

1211 Geneva 11

Item 2(c). Citizenship:

Castellina is a limited company organized under the laws of the British Virgin Islands

The Ballaison Trust is a trust formed under the laws of New Zealand

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e). CUSIP Number:

45168K306

Item 3. Not Applicable.

CUSIP No. 45168K306	13G/A	Page 5 of 6 Pages

Item 4. Ownership.

Castellina Ventures Ltd. and The Ballaison Trust may be each deemed to beneficially own the following:

(a)	Amount beneficially owned: 2,248,338

(b)	Percent of class: 7.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,248,338

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: 2,248,338

(iv)	Shared power to dispose or to direct the disposition of: --0--

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 45168K306	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2020

CASTELLINA VENTURES LTD.

By:	/s/ Edward Martin-Du Pan
Name:	Edward Martin-Du Pan
Title:	Director

BALLAISON TRUST

By:	/s/ Edward Martin-Du Pan
Name:	Edward Martin-Du Pan
Title:	Trustee

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of February 20, 2020.

CASTELLINA VENTURES LTD.

By:	/s/ Edward Martin-Du Pan
Name:	Edward Martin-Du Pan
Title:	Director

BALLAISON TRUST

By:	/s/ Edward Martin-Du Pan
Name:	Edward Martin-Du Pan
Title:	Trustee